Exhibit 99.1

Westport to Ring NASDAQ Closing Bell and Holds Investor Day in New York May 24th

~ Natural Gas-powered Ford F-250 Displayed in Times Square; Presentations and Video Available on Westport Website Following Event ~

VANCOUVER, May 24, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today announced that it will ring The NASDAQ Stock Market Closing Bell on Thursday, May 24, 2012 at 4:00 pm (Eastern Time) at NASDAQ MarketSite in New York. Westport will also host its 2012 Investor Day on Thursday, May 24, 2012 at the NASDAQ MarketSite. Westport management presentations will provide an overview of the Company's vision, key industry trends, financial goals, business division updates, and product and technological development.

Speaking on behalf of the Company will be:
•     David Demers, Chief Executive Officer
•     Bill Larkin, Chief Financial Officer
•     Patric Ouellette, Chief Technology Officer
•     Clark Quintin, President, Westport HD
•     Ian Scott, President, Westport LD

Following a 700 mile journey from Detroit to New York entirely on natural gas, the new Westport WiNG™-powered Ford F-250 pick-up truck will be displayed in front of the NASDAQ MarketSite, in Times Square from 1:00 p.m. Eastern Daylight Time to 5:00 p.m. Eastern Daylight Time.

Closing Bell Live Webcast:
A live webcast of the NASDAQ Closing Bell will be available at:
http://www.nasdaq.com/about/marketsitetowervideo.asx.

Photos:
To obtain a hi-resolution photograph of the Market Close, please go to http://www.nasdaq.com/reference/marketsite_events.stm and click on the market close of your choice.

Investor Day Replay Webcast:
The event will not be available via live webcast. However, a video replay of the event, including presentation materials, will be available within 24 hours after the event on www.westport.com/investors.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.

We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 24-MAY-12